Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

OVERSEAS REGULATORY ANNOUNCEMENT

This announcement is published pursuant to Rule 13.10B of The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

As China Southern Airlines Company Limited has published the “Announcement of China Southern Airlines Company Limited in relation to the Approval by the SASAC on the Non-public Issue of A Shares and the Non-public Issue of H Shares” on the Shanghai Stock Exchange, the full text of the announcement is set out below for information purpose.

By order of the Board
China Southern Airlines Company Limited
Xie Bing
Company Secretary

Guangzhou, the People’s Republic of China

31 October 2017

As at the date of this announcement, the Directors include Wang Chang Shun, Yuan Xin An and Yang Li Hua as non-executive Directors, Tan Wan Geng, Zhang Zi Fang and Li Shao Bin as executive Directors; and Ning Xiang Dong, Liu Chang Le, Tan Jin Song, Guo Wei and Jiao Shu Ge as independent non-executive Directors.

Stock short name: China South Air	Stock Code: 600029	Notice No.: Lin 2017-059

ANNOUNCEMENT OF

CHINA SOUTHERN AIRLINES COMPANY LIMITED

IN RELATION TO the Approval by the SASAC on the Non-public Issue of A Shares and the Non-public Issue of H Shares

The board (the “Board”) of directors (the “Directors”) of the Company and all of its members confirm that the contents of this announcement do not contain misrepresentations, misleading statements or material omission, and jointly and severally accept full responsibilities for the truthfulness, accuracy and completeness of the information contained in this announcement.

On 31 October 2017, China Southern Airlines Company Limited (the “Company”) received a notice from China Southern Air Holding Company (the “CSAHC”), the controlling shareholder of the Company, that CSAHC has received the “Approval on Relevant Matters for the Non-public Issue of A Shares and H Shares by China Southern Airlines Company Limited” (Guo Zi Chan Quan [2017] No. 1113) issued by State-owned Assets Supervision and Administration Commission of the State Council (the “SASAC”). The SASAC has approved in principle the overall proposal for non-public issue of not more than 1,800,000,000 A shares and not more than 600,925,925 H shares of the Company, approved CSAHC to subscribe for no less than 31% of the A shares to be issued under this issuance with the assets held by CSAHC and cash, and approved Nan Lung Holding Limited (or other wholly-owned subsidiary designated by CSAHC) to subscribe for all the H shares to be issued under this issuance with cash.

The overall proposal for non-public issue of A shares and non-public issue of H shares of the Company is subject to the approval by the shareholders' general meeting of the Company, the class meeting of holders of A shares and the class meeting of holders of H shares of the Company, and will be implemented upon obtaining the approval by the regulatory authorities including China Securities Regulatory Commission. According to the progress of this matter, the Company will strictly perform its information disclosure obligation in time in accordance with the rules and requirements of relevant laws and regulations regarding the non-public issue of shares by listed companies. Investors are advised to exercise caution when dealing in the securities of the Company.

Board of Directors of

China Southern Airlines Company Limited

31 October 2017